1- 15130

As filed with the Securities and Exchange Commission on August 8, 2002

P.E. 8-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2002

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEW skies SATELLITES

New Skies Reports Second Quarter 2002 Earnings

The Hague, The Netherlands, July 30, 2002 – New Skies Satellites N.V. (AEX, NYSE: **NSK**), the global satellite communications company, today reported financial results for the three- and six-month periods ended June 30, 2002. Revenues for the quarter were $49.2 million, EBITDA was $26.9 million, and net income was $4.4 million prior to the effect of the adoption of the new accounting principle relating to goodwill, the Statement of Accounting Standards No. 142 (SFAS No. 142), which was introduced on January 1, 2002.

New Skies' adoption of this new accounting standard has resulted in a one-time, non-cash write-down in goodwill of $23.4 million arising from the acquisition in March 2000 of AAPT Sat-Tel, renamed New Skies Networks (NSN), an Australian satellite system integrator and network service provider.

Commenting on the quarter, CEO Dan Goldberg said:

> "This was another solid quarter for New Skies in several respects. With our NSS-7 satellite coming into service towards the end of the quarter and giving us additional desirable capacity, we were able to sign a number of important new long-term contracts that have increased our contractual backlog by five percent over the last quarter to $635 million. However, these new contracts will not have a meaningful impact on overall revenues until later this year.
>
> "While revenues were down slightly, this was anticipated and is principally a result of the continuing difficult market conditions as well as the delayed deployment of NSS-7. In light of these circumstances, we have continued to carefully manage our costs, which has yielded a reduction in cost of operations and SG&A expenses for the quarter.
>
> "Finally, and as we indicated in last quarter's earnings announcement, we completed an evaluation of the impact of the recently-adopted accounting rule for the treatment of goodwill. As a result of this evaluation, we have taken a one-time, non-cash charge of $23.4 million relating to the Australian satellite network integration business we acquired in March 2000, New Skies Networks. This adjustment reflects in particular the challenging market in Australia for satellite services as well as reduced valuation levels more generally throughout the telecommunications sector."

For the first half and second quarter 2002, New Skies achieved the following financial results:

- Revenues for the three-month period ended June 30, 2002 were $49.2 million, a decrease of $4.0 million as compared to $53.2 million for the same period in 2001. Revenues for the six-month period ended June 30, 2002 were $101.0 million, compared to $104.4 million in 2001.

- Operating expenses, excluding depreciation and amortization, decreased by $1.2 million from $23.4 million to $22.2 million for the quarter. The decrease is due to a reduction in the cost of monitoring and flying our satellites as well as careful management of certain discretionary spending. Operating expenses decreased $1.4 million in the first half 2002 compared to the same period in 2001.

- Net income for the second quarter 2002 was $4.4 million compared to $8.1 million in the same period in the prior year. The decrease primarily relates to a decrease in revenues for the quarter, increase in depreciation stemming from the launch of the NSS-7 satellite, and lower interest income. Net income before cumulative effect of change in accounting principle for the first half 2002 was $10.8 million, or $0.08 diluted earnings per share, compared to $16.1 million and $0.12 diluted earnings per share for the same period in 2001. Giving effect to the one-time impairment to goodwill associated with NSN, net loss for the first half 2002 was $12.6 million, or ($0.10) per diluted earnings per share, as compared to net income of $16.1 million or $0.12 diluted earnings per share for the same period in 2001. In accordance with applicable accounting guidance, the non-cash charge is retroactively recorded in the first quarter 2002.

- In the second quarter 2002, EBITDA (earnings before interest, taxes, depreciation and amortization) was $26.9 million compared to $29.8 million for the same period in the prior year. EBITDA for the first half of 2002 was $55.5 million, as compared to $57.5 million for the same period in 2001.

- Net cash provided by operating activities was $63.2 million in the first half of the year 2002. At June 30, 2002, the company had more than $50 million in cash and cash equivalents, and no debt.

- Backlog increased to $635 million from $603 million, an increase of $32 million, or five percent from the first quarter 2002.

Highlights:

- In the quarter, New Skies' first new satellite, the high-powered NSS-7 Atlantic Ocean region satellite, was successfully launched and entered into service.

- BT Broadcast Services, one of the world's leading broadcast solutions providers, became one of the first new customers on NSS-7 with a multi-year deal to support the launch of a new African direct-to-home (DTH) television service by Media Overseas, a unit of Vivendi Universal's group.

- CODETEL, a Verizon company, signed for NSS-7 capacity to support a rural telecommunications network linking more than 500 communities throughout the Dominican Republic.

- The International Broadcasting Bureau (IBB) took additional New Skies capacity on NSS-703 to broaden coverage and enhance distribution of their radio and television programming in 53 languages to affiliate stations as well as direct-to-home (DTH) systems across the Indian Ocean region.

- New Skies joined with TVNZ Satellite Services to deliver World Cup 2002 from Korea and Japan to millions of television viewers throughout Asia and Africa. Video feeds from 20 cities spread across Korea and Japan were routed to the International

Broadcasting Center in Seoul for uplink to the NSS-703 satellite and distribution to locations throughout Africa and Asia.

- Brazil's Casablanca, one of Latin America's leading providers of post-production and satellite news gathering services, and Pramer, Argentina's leading cable programmer, both signed long-term agreements for television distribution services on the NSS-806 Atlantic Ocean region satellite.

- Dr. Ganguly, currently the chairman of ICI India Ltd., a director on the Central Board of the Reserve Bank of India, and a non-executive director of British Airways plc., was elected to New Skies' Supervisory Board at the company's annual general meeting of shareholders.

About New Skies Satellites (AEX, NYSE: NSK)
New Skies Satellites (AEX, NYSE: NSK) is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, voice, data and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations and Internet service providers around the world. New Skies has six satellites in geosynchronous orbit and ground facilities around the world. The company also has two spacecraft under construction, which are planned to serve the Americas and Asia from two new orbital locations. In line with its growth strategy, the company has secured certain rights to make use of additional orbital positions, including four serving the Americas. New Skies is headquartered in The Hague, The Netherlands, and has offices in London, Johannesburg, New Delhi, São Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at: www.newskies.com.

Conference call:
CEO Dan Goldberg and CFO Andrew Browne will host a conference call today at 5 pm (CET). To listen in please dial +44 (0) 20 8781 0597, passcode "New Skies Satellites, Dan Goldberg."

The conference call will also be available for replay, 24 hours a day for the subsequent five working days. The international dial-in number is + 44 (0) 20 8288 4459; Freephone number 0500 637 880 (UK Only); Passcode: 243092

If for any reason the connection is lost during the call, please dial the alternative number +44 (0) 20 8400 6354 and give the reference 'New Skies.'

Should the back-up call be used, the replay recording of that call will be available from July 30 to August 6 by dialing + 44 (0) 20 8797 2499, PIN code 111394#.

For more information, please contact:

Elizabeth Hess, Corporate Communications, New Skies Satellites ehess@newskies.com	 +31 70 306 4133 +31 6 2906 2492
Boris Djordjevic, Investor Relations, New Skies Satellites bdjordjevic@newskies.com	 +31 70 306 4183
Frank De Maria, Brunswick fdemaria@brunswickgroup.com	+44 20 7404 5959

Nina Pawlak, Brunswick +1 212 333 3810
npawlak@brunswickgroup.com

Safe Harbor

Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company's or management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company's target markets; legal and regulatory developments affecting the company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the company's periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies' Annual Report on Form 20-F for the year ended December 31, 2001. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.

New Skies Satellites N.V. and Subsidiaries
Consolidated Balance Sheets

June 30, 2002 and December 31, 2001
(In thousands of U.S. Dollars, except share data)

	June 30, 2002 (unaudited)	December 31, 2001
Assets		
Current Assets		
Cash and cash equivalents	$ 54,219	$ 138,268
Trade receivables	41,127	41,981
Prepaid expenses and other	6,035	9,139
Total Current Assets	101,381	189,388
Communications, plant and other property, net	1,014,231	886,244
Deferred tax asset	10,785	11,441
Goodwill and other assets	2,915	22,730
TOTAL	$ 1,129,312	$ 1,109,803
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 20,533	$ 20,350
Income taxes	25,962	22,357
Deferred revenues	9,061	8,848
Satellite performance incentives	5,371	4,610
Total Current Liabilities	60,927	56,165
Deferred revenues and other liabilities	8,694	3,925
Satellite performance incentives	29,990	12,529
Total Liabilities	99,611	72,619
Shareholders' Equity		
Governance preference shares (227,530,000 shares authorized, par value €0.05; none issued)	-	-
Cumulative preferred financing shares (22,753,000 shares authorized, par value €0.05; none issued)	-	-
Ordinary Shares (204,777,000 shares authorized, par value €0.05; 130,570,241 issued and outstanding)	6,026	6,026
Additional paid-in capital	977,506	976,168
Retained earnings	48,066	60,664
Unearned compensation	(1,273)	(352)
Accumulated other comprehensive loss	(624)	(5,322)
Total Shareholders' Equity	1,029,701	1,037,184
TOTAL	$ 1,129,312	$ 1,109,803

New Skies Satellites N.V. and Subsidiaries
Consolidated Statements of Income

Three-month period ended June 30, 2002 and 2001 (Unaudited)
(In thousands of U.S. Dollars, except share data)

	Three-month period ended June 30, 2002		Three-month period ended June 30, 2001	
Revenues	$	49,167	$	53,163
Operating expenses:				
Cost of operations		12,521		13,034
Selling, general and administrative		9,712		10,336
Depreciation and amortization		19,980		18,587
Total Operating Expenses		42,213		41,957
Operating Income		6,954		11,206
Interest expense (income) and other, net		133		(1,885)
Income Before Income Tax Expense		6,821		13,091
Income tax expense		2,456		4,949
Net Income	$	4,365	$	8,142
Basic and Diluted Earnings Per Share	$	0.03	$	0.06

Six-month period ended June 30, 2002 and 2001 (Unaudited)
(In thousands of U.S. Dollars, except share data)

	Six-month period ended June 30, 2002		Six-month period ended June 30, 2001	
Revenues	$	100,960	$	104,367
Operating expenses:				
Cost of operations		25,510		26,602
Selling, general and administrative		19,951		20,252
Depreciation and amortization		38,632		36,752
Total Operating Expenses		84,093		83,606
Operating Income		16,867		20,761
Interest expense (income) and other, net		27		(4,975)
Income Before Income Tax Expense		16,840		25,736
Income tax expense		6,063		9,627
Income Before Cumulative Effect of Change In Accounting Principle [A]		10,777		16,109
Cumulative effect of change in accounting principle, relating to goodwill in 2002, net of taxes		(23,375)		-
Net (Loss) Income	$	(12,598)	$	16,109
Basic and Diluted Earnings Per Share Before Cumulative Effect of Change In Accounting Principle	$	0.08	$	0.12
Cumulative effect of change in accounting principle		(0.18)		-
Basic and diluted earnings per share	$	(0.10)	$	0.12

[A] The Company adopted the new accounting standard, SFAS 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, which has resulted in a one-time non-cash write-down of $23.4 million in respect of the acquisition of NSN Pty Ltd in Australia in March 2000. In accordance with the applicable accounting guidance, the adjustment is retroactively recorded in the first quarter 2002.

New Skies Satellites N.V. and Subsidiaries
Consolidated Statements of Cash Flows

Six-month period ended June 30, 2002 and 2001 (Unaudited)
(In thousands of U.S. Dollars)

	Six-month period ended June 30, 2002	Six-month period ended June 30, 2001
Cash flows from operating activities:		
Net (loss) income	$ (12,598)	$ 16,109
Adjustments for non-cash items:		
Depreciation and amortization	38,632	36,752
Cumulative effect of change in accounting principle	23,375	-
Deferred taxes	656	837
Amortization of unearned stock compensation	417	528
Changes in operating assets and liabilities:		
Trade receivables	901	6,152
Prepaid expenses and other	3,128	2,559
Accounts payable and accrued liabilities	19	(638)
Deferred revenues	4,921	8,628
Income taxes payable	3,701	2,024
Net Cash Provided By Operating Activities	63,152	72,951
Cash flows from investing activities:		
Payments for communication, plant and other property	(145,824)	(113,135)
Net Cash Used In Investing Activities	(145,824)	(113,135)
Cash flows from financing activities:		
Satellite performance incentives and other	(1,485)	(1,693)
Net Cash Used In Financing Activities	(1,485)	(1,693)
Effect of exchange rate differences	108	(132)
Net change in cash and cash equivalents	(84,049)	(42,009)
Cash and cash equivalents, beginning of period	138,268	232,898
Cash and cash equivalents, end of period	$ 54,219	$ 190,889

Cash payments for interest (net of amounts capitalized) were nil for the six months ended June 30, 2002 and 2001. Income tax as paid amounted to $2.0 million during the six-month period ended June 30, 2002 and nil during the six-month period ended June 30, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By:
Name: Tim Cowart
Title: Member of Board of Management

Date: 08/08/02